UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02915

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Steward Partners Investment Solutions LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15495 SW Sequoia Parkway Suite 150
(No. and Street)

Portland	OR	97224
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Adelblue	971-353-7820	jennifer.adelblue@stewardpartnersis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly, US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeani Winterbourne_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Steward Partners Investment Solutions, LLC_____, as of 3/31_____, 2022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:  _JnWinterbourne_

Title:
President - Chief Operating Officer

OFFICIAL STAMP
EMILY M BARBAGELATA
NOTARY PUBLIC - OREGON
COMMISSION NO. 1008291
MY COMMISSION EXPIRES JANUARY 25, 2025

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Report of Independent Registered Public
Accounting Firm and Statement of
Financial Condition for

Steward Partners Investment Solutions, LLC

(SEC I.D. No. 8-0121943)

As of and for the year ended December 31, 2021

Filed pursuant to Rule 17a-5(e)(3) under the Securities
and Exchange Act of 1934 as a PUBLIC DOCUMENT

The annual report of Steward Partners Investment
Solutions, on Form X-17A-5 at December 31, 2021, is available for examination at 15495 SW Sequoia Parkway
Portland, Oregon, and also at the San Francisco, California office of the United States Securities and Exchange
Commission



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Steward Partners Investment Solutions

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Steward Partners Investment Solutions (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since November 3, 2020.

New York, New York
March 30, 2022

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	1,194,380
Investments, at fair value		586
Receivable from clearing organization		6,089,923
Deposits with clearing organizations		200,000
Prepaid expenses and other assets		376,023
Total assets	$	7,860,912

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabiliites	$	1,185,430
Deferred revenue		65,000
Payable to clearing organization		5,464
Due to affiliate		1,008,307
Total liabilities		2,264,201

COMMITMENTS AND CONTINGENCIES (Note 7)

MEMBER'S EQUITY

Member's equity		5,596,711
Total member's equity		5,596,711
Total liabilities and member's equity	$	7,860,912

See notes to financial statement.

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENT
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

Note 1 - Organization

Steward Partners Investment Solutions, LLC (formerly known as Umpqua Investments, Inc.) (the Company) is an Oregon "C" corporation originally organized in 1928 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Effective April 23, 2021, Steward Partners Holdings, LLC (Steward Partners) acquired 100% of the outstanding stock of Umpqua Investments, Inc. The Company was converted to a Delaware limited liability company at the date of purchase resulting in Steward Partners owning 100% of the issued and outstanding equity interests. The Company is principally engaged in the general business of securities brokerage, agent, principal, or registered investment advisor; including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals. Customers are principally located in Oregon and serviced out of the Lake Oswego office.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with prevailing practices within the securities industry. In preparing such financial statements, management is required to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

Use of estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization – Receivable from clearing organization represents amounts arising primarily in connection with security transactions and is stated at the amount management expects to collect. No allowance for bad debts is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

Financial instruments - credit losses - Under the Current Expected Credit Losses model ("CECL"), the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings. Expected credit losses are measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount.

Stock-based compensation - The Company participated in Umpqua's stock-based compensation plan that provides for the granting of restricted stock awards to eligible employees and directors. The Company recognizes in the income statement the grant-date fair value of restricted stock awards issued to employees over the employee's requisite service period. This plan ceased when the company was acquired by Steward Partners. The compensation cost related to restricted stock awards that has been charged against income (included in salaries and employee benefits) was $5,296 for the year ended December 31, 2021.

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENT
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

Note 2 - Summary of Significant Accounting Policies (*cont'd*)

Fair value measurements - Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-level hierarchy is used for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the asset or liability.

Income Taxes – Prior to the acquisition by Steward Partners, the Company was a corporation and filed consolidated federal income tax returns with Umpqua. After the acquisition, the Company formed a limited liability company under the laws of the State of Delaware and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of Steward Partner's Holdings' tax return

Subsequent Events – The Company evaluated whether any other events or transactions occurred subsequent to the date of the Statement of Financial Condition through March 30, 2022 and determined that there were no additional material events or transactions that would require recognition or disclosure in these financial statements.

Note 3 - Leases

The Company had noncancelable operating leases with their previous locations under the former parent company. Steward Partners holds the operating leases and bills the Company for rent monthly for its Lake Oswego and Portland, Oregon, Kennewick, Washington, McKinleyville, California locations, and various leases for office equipment.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1).

At December 31, 2021, the Company had net capital of $5,220,352 which was $5,069,769 in excess of its required net capital of $150,583. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

Note 5 - Income Taxes

Income tax expense consists of the following:

	Current
Federal	$ 87,741
State	35,362
Total income tax expense	$ 123,103

Through April 22, 2021, the Company files income tax returns in the U.S. federal jurisdiction, as well as several state jurisdictions as part of a consolidated group. The Company is no longer subject to U.S. federal tax examinations for years before 2018 and is no longer subject to state tax examinations for years prior to 2017, with the exception of California where the statute is still open for tax years 2013 and 2014.

Note 6 - Employee Benefit Plan

Substantially all employees of the Company are eligible to participate in a 401(k) and profit-sharing plan sponsored by Umpqua prior to the sale. At the discretion of the Company's Board of Directors, the Company may elect to make matching and/or profit-sharing contributions to the plan. For the year ended December 31, 2021, the expense for the Company's match contributions was $158,443. Steward Partners does not offer a profit-sharing plan to its employees.

Note 7 - Commitments and Contingencies

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is required to post collateral of $200,000 against its obligation under an agreement with the clearing organization, for the market value of trading securities on December 31, 2021. If the Company breached any of the collateral provisions, the clearing organization has the right to require settlement of the obligations immediately under the agreement.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Note 8 - Related Party Balances and Transactions

Related parties consist of Steward Partners and principal officers and employees of Steward Partners. In the ordinary course of business, the Company receives funds from and advances funds to Steward Partners. These receivables and payables are short-term in nature and bear no interest. The Company incurred allocated expenses from Steward Partners including, salaries and related expenses, operational expenses, and depreciation and amortization of leasehold improvements and furniture and fixtures based on a service and cost allocation agreement. The allocated costs were $7,461,855 for the year ended December 31, 2021. As of December 31, 2021, the amount due to Steward Partners was $1,008,306 and is included in due to affiliates on the Statement of Financial Condition.

STEWARD PARTNERS INVESTMENT SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENT
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

Note 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company is exposed to the credit risk should counterparties not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from customers. The Company maintains cash and cash equivalents at a broker-dealer and a bank offering protection for cash by the Securities Investor Protection Corporation ("SIPC") up to $500,000 or Federal Depository Insurance Company ("FDIC") up to $250,000. On December 31, 2021, the Company had $6,285,736 in excess of the SIPC and FIDC insured limit.

Note 10 – Distributions to former parent

Effective April 23, 2021, Steward Partners Holdings, LLC (Steward Partners) acquired 100% of the outstanding stock of Umpqua Investments in an Asset purchase agreement. Prior to the acquisition, the Company made a cash distribution to the former parent company of $8,000,000 along with a noncash distribution of their equity to reflect the change in ownership of $6,894,190.

Note 11 - Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provide for payment of an agent clearing fee. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company is exempt, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.